

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2014

Dr. Johnny R. Thomas
Chief Executive Officer
Blue Earth, Inc.
2298 Horizon Ridge Parkway, Suite 205
Henderson, Nevada 89052

> **Re:** **Blue Earth, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed May 5, 2014**
> **File No. 333-189937**

Dear Dr. Thomas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please revise the disclosure in the prospectus cover of 7,400,000 shares issuable upon conversion of preferred stock given your new disclosure in footnote 6 to the fee table and in footnote 2 on page 73 that 2,741,000 million common shares have been issued upon conversion of the preferred stock and that 4,659,000 shares are issuable upon conversion of the preferred stock. In addition, revise the reference on the prospectus cover of 888,000 common shares issuable upon payment of 12% annual dividends in view of your new disclosure on pages 10 and 26 regarding 559,000 common shares issuable upon payment of dividends. Also, revise the reference to Class A Warrants that "expire on April 30, 2014 (as extended)" in view of your new disclosure on page 78 and elsewhere that the warrants now expire on May 31, 2014.

Corporate Strategy, page 7

2.   We note your response to prior comment 5. In view of your new disclosure on page 8 and in the first paragraph on page 18 that your pipeline was not converted into significant revenue for several reasons "including site control, permitting, engineering, interconnect, regulatory and an inability to obtain financing," please ensure that you have included disclosure in your filing regarding the material government regulations in the United States and Canada that may have a material adverse effect on your business. In this regard, we note your brief reference to federal and state regulation at the bottom of page 53 and your reference on page F-21 to operations in Canada.

3.   We note your response to prior comment 10. Please expand the disclosure on page 7 about the letter of intent to disclose when you signed the letter of intent to design, build and operate seven plants and explain the reasons for the delays in finalizing an agreement since you signed the letter of intent. In this regard, we note that in exhibit 99.1 of your Form 8-K filed on April 15, 2013 that you mentioned that the seven projects for the customer were expected to generate over $100 million in revenue through December 31, 2014 and that recurring revenue from power production is forecasted to contribute up to over approximately $800 million in revenue over a ten-year period after completion of construction. Given the information in your Form 8-K about revenues and your disclosure on page 8 that you recently ordered generators costing approximately $23.7 million for five of the seven plants, identify the customer or explain to us why the identity of the customer is not material to investors.

Risk Factors, page 12

4.   Please update the disclosure in this section to include new risk factors to highlight the risks concerning the proposed increase in your authorized number of shares of common shares from 100 million to 500 million shares and your proposed Shareholders Rights Plan which contains poison pill provisions. We note that you filed a PRE14A on April 29, 2014 in which you included proposals for shareholders to vote on the increase and to adopt the Shareholder Rights Plan.

Management's Discussion and Analysis, page 30

5.   Please expand the disclosure in this section to disclose known trends. In this regard, we note your disclosure on page 61 that in May 2014 the annual salaries of Messrs. Potts and Woodard will increase from $120,000 per year to $300,000 per year, your disclosure on page 62 that in January 2014 you entered into an employment contract with Mr. Kendall in which he will be compensated at the rate of $120,000 per year and that Mr. Lundberg's annual salary will increase from $120,000 per year to $300,000 per year according to section 4 of his employment agreement filed as exhibit 10.70 to your amendment to your Form S-1 filed on May 5, 2014.

Liquidity and Capital Resources, page 32

6.   We note your response to prior comment 7. However, it does not appear that you revised the disclosure in this section regarding the $4.5 million loan that was due March 31, 2014. If, you have not yet paid the amount, please so clearly state. If you have entered into an agreement to extend the due date, disclose when the loan is now due.

Corporate History, page 40

7.   Please ensure that you have updated the disclosure in this section regarding the 1603 cash payment program. In this regard, we note your disclosure on page 16 about the program where you refer to providing cash in lieu of an investment tax credit for eligible renewable energy generation sources for which construction commenced before the end of 2010. However, you refer on page 41 to receiving cash in connection with the program for construction that began after 2010.

Hawaii Solar Energy Acquisitions, page 47

8.   Please continue to update the disclosure to the extent practicable. We note the disclosure in the first paragraph of this section that the "final closing is scheduled to be in or about April of 2014" and the disclosure in the third paragraph of this section that you expect "construction to begin on two of the plants in the second quarter of fiscal 2014." Please clarify whether the closing has occurred and whether the construction has begun.

Selling Stockholders, page 68

9.   We note your new disclosure in footnote 2 on page 73 that 2,741,000 shares have been issued upon conversion of the Series C Preferred Stock and that 4,659,000 shares are issuable upon conversion of the preferred stock; however, it does not appear that you updated the disclosure in the second column of the Selling Stockholders table to reflect the increase in the beneficial ownership from the conversion. Please update the disclosure. In this regard, we would not object if you revised the disclosure in the second column of the table to include the number of common shares that have been issued to each selling stockholder upon conversion of the preferred stock dividends and included in the third column the number of shares issuable upon conversion of the preferred stock and dividends to each selling stockholder.

Recent Sales of Unregistered Securities, page II-2

10.   We note your response to prior comment 11. Please ensure that you have updated the disclosure in this section. In this regard, it does not appear that you have provided the disclosure required by Item 701 of Regulation S-K regarding the sales of unregistered securities since March 31, 2014. We note that the disclosure on page II-6 does not

mention any issuances after March 14, 2014; however, you now disclose on page 10 and elsewhere in your filing that you had 63,895,292 shares and 63,447,292 shares outstanding at April 21, 2014 and March 31, 2014, respectively.

Exhibit 5.1

11.   Please file as an exhibit an updated opinion of counsel. In this regard, we note the reference in exhibit 5.1 of your Form S-1/A filed on January 27, 2014 to 218,846 shares issuable upon exercise of warrants; however, you do not refer to such shares in your fee table or in the prospectus cover of your Form S-1/A filed on May 5, 2014. Also, we note your new disclosure about 2,741,000 shares of common stock issued upon conversion of the Series C Preferred Stock and 4,659,000 shares of common stock issuable upon conversion of the preferred stock. However, we note the reference in exhibit 5.1 to your Form S-1/A to 7.4 million shares of common stock issuable upon conversion of the Series C Preferred Stock.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company for its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 if you have any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Elliot Lutzker